FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                                   Acambis plc
                 (Translation of registrant's name into English)

                           Peterhouse Technology Park
                                100 Fulbourn Road
                                Cambridge CB1 9PT
                                     England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure: 1. Holding(s) in Company released on 01 September 2005
           2. Holding(s) in Company released on 13 September 2005
           3. Director/PDMR Shareholding released on 14 September 2005
           4. Re Contract released on 19 September 2005
           5. Holding(s) in Company released on 27 September 2005

Enclosure No.1

Holding in Company

Cambridge, UK and Cambridge, Massachusetts - 1 September 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 31 August 2005, Acambis received notification that, as of the close of business on 25 August 2005, following a purchase of shares, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 3,248,396 ordinary shares of 10p each, representing a 3.03% holding of Acambis' issued share capital.

Of these 3,248,396 shares:

a) the interest in 261,165 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc, acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");

b) the interest in 1,136,200 shares arose from an interest held by a direct subsidiary of GS&Co, acting as custodian of 568,100 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;

c) the interest in 47,630 shares arose from the interest held by GS&Co. a direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of GSSN; and

d) the interest in 1,803,401 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in the 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No.2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 984,973 shares
Chase GA Group Nominees Ltd 1,994,834 shares
Chase Nominees Ltd 267,679 shares
CUIM Nominee Ltd 959,670 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares transferred out of the holding

100,000 shares

8. Percentage of issued class

0.09%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

9 September 2005

11. Date company informed

12 September 2005

12. Total holding following this notification

4,207,156 shares

13. Total percentage holding of issued class following this notification

3.92%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

13 September 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No.3

Directors' interests in shares

Cambridge, UK and Cambridge, Massachusetts - 14 September 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that, on 13 September 2005, the following grants of options under the Acambis 1999 Share Option Scheme were made to the three Executive Directors:

                                            Total shares over which
Director             Share options          options held (note 1)

Gordon Cameron       68,525                 726,331
David Lawrence       37,350                 293,979
Dr Thomas Monath     35,995                 443,579

The share options were granted over ordinary 10p shares at an exercise price of 251p per share. The exercise periods applicable are 13 September 2008 to 12 September 2015. No amount was payable by the Directors on the grant of these share options.

Note 1: The total shares over which options are held (share options and long-term incentive awards) following the above transactions detailed within this news release.

Enquiries:


Acambis plc
Elizabeth Brown, Company Secretary                  Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor
Relations



                                     -ends-
About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No.4

Acambis helps Cangene win C-VIG supply contract from UK Department of Health

Cambridge, UK and Cambridge, Massachusetts - 19 September 2005 - Acambis plc (" Acambis") (LSE: ACM, NASDAQ: ACAM) announces the award of a contract to Cangene Corporation ("Cangene") (TSX: CNJ) for the supply of its Vaccinia Immune Globulin Intravenous (Human) ("VIG") product to the UK Department of Health (" DoH"). Acambis is the sales agent to Cangene for VIG in territories outside North America and Israel and was instrumental in securing the contract with the DoH.

The contract was awarded to Cangene by the UK Government and full delivery is expected by 31 July 2006.

VIG, approved by the US Food and Drug Administration ("FDA") in May 2005, is a treatment for some of the potential, serious adverse reactions that may result from smallpox vaccination.

Acambis, in conjunction with its distribution partner Baxter Healthcare SA and on behalf of Cangene, is currently in discussions with a number of other governments for the supply of VIG.

Gordon Cameron, Chief Executive Officer of Acambis, said:

"Acambis is delighted to be involved in the award to Cangene of a contract for the supply of VIG to the UK Department of Health. VIG is an important complementary product to smallpox vaccine stockpiles as part of governments' preparedness strategies against a potential bioterrorist attack."


                                     -ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +44 (0) 1223 275 300
David Lawrence, Chief Financial Officer: Tel +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations:
Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/Davina Langdale: Tel +44 (0) 20 7831 3113


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No.5

Acambis plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 26 September 2005 that, as of close of business on 23 September 2005, Morley Fund Management Limited (a subsidiary of Aviva plc) no longer held a disclosable interest in the ordinary shares of 10p each in the Company.

                                     -ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary
Tel: +44 (0) 1223 275 300
27 September 2005


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 30 September 2005                      ACAMBIS PLC



                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications